                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    ---------

                                    FORM 8-A



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           EXODUS COMMUNICATIONS, INC.
            --------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                Delaware                                        77-0403076
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(State of incorporation or organization)                    (I.R.S. Employer
                                                            Identification No.)


       2650 San Tomas Expressway
            Santa Clara, CA                                         95051
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(Address of principal executive offices)                         (Zip code)


         If this Form relates to the registration of a class       If this Form relates to the registration of a class
         of securities pursuant to Section 12(b) of the            of Securities pursuant to Section 12(g) of the
         Exchange Act and is effective pursuant to General         Exchange Act and is effective pursuant to General
         Instruction A. (c), please check the following            Instruction A. (d), please check the following
         box.    [_]                                               box.    [X]

         Securities Act registration statement file number to which this form relates: Not applicable.


                    Securities to be registered pursuant to
                        Section 12(b) of the Act: None.


       Securities to be registered pursuant to Section 12(g) of the Act:



                         Preferred Stock Purchase Rights
--------------------------------------------------------------------------------
                                (Title of Class)
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Item 1:    Description of Registrant's Securities to be Requested:
           ------------------------------------------------------

           On January 26, 1999, the Board of Directors of Exodus Communications, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each share of Exodus common stock, outstanding on February 11, 1999 (the "Record Date"). In addition, one Right will be issued with each share of Exodus common stock that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date (as defined below), the date the Rights are redeemed and the date the Rights expire or (ii) following the Distribution Date and prior to the date the rights are redeemed or the date the Rights expire, pursuant to the exercise of employee stock options, or upon the exercise, conversion or exchange of other securities of Exodus outstanding before the Distribution Date. Each Right entitles its registered holder to purchase from Exodus one one-hundredth of a share of newly designated Exodus Series A Junior Participating Preferred Stock (the "Preferred Shares") at a price of $350.00 per one one-hundredth of a Preferred Share. A complete description of the terms of the Rights are set forth in a Rights Agreement dated as of January 27, 1999 between the Company and BankBoston, N.A., as Rights Agent.

           Until the earlier to occur of (i) 10 days following a public announcement or disclosure that a person or group of affiliated or associated persons (an "Acquiring Person"), has acquired beneficial ownership of 15% or more of Exodus' outstanding common stock or (ii) 10 business days (or a later date determined by the Exodus Board of Directors before a person or group becomes an Acquiring Person), following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be represented by common stock certificates with a copy of Summary of Rights attached. No person or group will become an Acquiring Person if the Exodus Board of Directors determines that such person crossed the ownership threshold inadvertently, and such person or group promptly sells shares of Exodus common stock until they own less than 15% of the outstanding common stock.

           The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred only with the Exodus common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new common stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of any common stock certificates, even without such notation or a copy of the Summary of Rights being attached, will also constitute the transfer of the Rights associated with the Exodus common stock represented by such certificate. After the Distribution Date, separate certificates representing the Rights will be mailed to holders of Exodus common stock on the Distribution Date and such separate certificates alone will evidence the Rights. If shares of Exodus common stock are issued or sold after the Distribution Date (but prior to the redemption or expiration of the Rights) in connection with the exercise of stock options or upon the exercise, conversion or exchange of other securities of the Company outstanding prior to the Distribution Date, the Company will issue the appropriate number of Rights in connection with such issuance or sale.

           The Rights are not exercisable until the Distribution Date. The Rights will expire on January 27, 2009 unless the expiration date is extended or unless the Rights are earlier redeemed or exchanged by Exodus, as described below. Until a Right is exercised, the holder of a Right, as such, will have no rights as a stockholder of Exodus.

           The purchase price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment to prevent dilution. The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment upon certain events occurring before the Distribution Date.

           The Preferred Shares have been structured so that each Preferred Share has dividend, liquidation and voting rights equal to those of 100 shares of Exodus common stock. Because of this, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share. The Preferred Shares are not redeemable.

           In the event that any person or group owns more than 15% of Exodus' outstanding common stock and thereby becomes an Acquiring Person, unless the event causing the person to become an Acquiring Person is a merger, acquisition or other business combination described in the next paragraph, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise and payment of the exercise price that number of shares of common stock having a market value of two times the exercise price of the Right. If Exodus does not have enough authorized but unissued shares of common stock to satisfy this obligation to issue common shares, Exodus will deliver upon payment of the exercise price of a Right an amount of cash or other securities equivalent in value to the shares of common stock issuable upon exercise of a Right.

           In the event that any person or group becomes an Acquiring Person and Exodus merges into or engages in certain other business combinations with an Acquiring Person or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right, other than Rights owned by an Acquiring Person, will thereafter have the right to receive, upon exercise and payment of the exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

           At any time after a person or group becomes an Acquiring Person and prior to such person or group acquiring a majority of the outstanding Exodus common stock, the Exodus Board of Directors may exchange all or some of the Rights (other than Rights owned by the Acquiring Person), at an exchange ratio of one common share, or one one-hundredth of a Preferred Share (or other equivalent securities), per Right.

           At any time before a person or group becomes an Acquiring Person, the Exodus Board of Directors may redeem (all but not some) of the Rights, at a price of $0.001 per Right and on such other terms and conditions as the Board of Directors may establish. After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

           The terms of the Rights may be amended by the Board of Directors, without the consent of the holders of the Rights, except that after a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

           As of January 26, 1999, there were approximately 20.2 million shares of Exodus common stock outstanding. Each share of Exodus common stock outstanding at the close of business on February 11, 1999 will receive one Right. As long as the Rights are attached to the common stock, one additional Right will be deemed to be delivered for each share of Exodus common stock issued or transferred by Exodus in the future. One million Preferred Shares are initially reserved for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement.

           The Rights Agreement, which specifies the terms of the Rights and which includes as exhibits thereto the form of Certificate of Designations of Series A Junior Participating Preferred Stock, the Form of Rights Certificate and the form of Summary of Rights to Purchase Preferred Shares, is filed as
Exhibit 4.04 hereto. A copy of the Certificate of Designations of Series A Junior Participating Preferred Stock as filed with the Delaware Secretary of State, which specifies the terms of the Preferred Shares, is filed as Exhibit
3.02 hereto. The aforementioned exhibits hereto are incorporated herein by reference, and the foregoing description of the Rights and Preferred Shares is qualified in its entirety by reference to such exhibits.

Item 2:    Exhibits
           --------

           3.01 Registrant's Amended and Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on March 24, 1998. (Incorporated by reference to Registrant's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on May 15, 1998 (File #0-23795)).
                         ---

           3.02 Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of the Registrant, as filed with the Delaware Secretary of State on January 28, 1999.

           3.03        Registrant's Bylaws.  (Incorporated by reference to
                       Exhibit 3.06 to Registrant's Registration Statement on Form S-1 declared effective by the SEC on March 18, 1998 (File #333-44469).

           4.04 Rights Agreement dated January 27, 1999 between Registrant and BankBoston, N.A., as Rights Agent, which includes as Exhibit A
                                                       ---------
                       the form of Certificate of Designations of
                       Series A Junior Participating Preferred
                       Stock, as Exhibit B the Form of Rights
                                 ---------

                                       3
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                       Certificate and as Exhibit C the Summary of
                                          ---------
                       Rights to Purchase Preferred Shares. The
                       Rights Certificates will not be distributed until after the Distribution Date (as that term is defined in the Rights Agreement).


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                                   SIGNATURE



                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  January 27, 1999

                                          EXODUS COMMUNICATIONS, INC.



                                          By: /s/ Richard S. Stoltz
                                              ----------------------------------
                                              Richard S. Stoltz
                                              Chief Financial Officer and Chief
                                               Operating Officer


                                       5
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                                 EXHIBIT INDEX
                                 -------------

Exhibit
-------

3.01 Registrant's Amended and Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on March 24, 1998. (Incorporated by reference to Registrant's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on May 15, 1998 (File
                                            ---
       #0-23795)).

3.02 Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of the Registrant, as filed with the Delaware Secretary of State on January 28, 1999.

3.03 Registrant's Bylaws. (Incorporated by reference to Exhibit 3.06 to Registrant's Registration Statement on Form S-1 declared effective by the SEC on March 18, 1998 (File #333-44469)).

4.04 Rights Agreement dated January 27, 1999 between Registrant and BankBoston, N.A., as Rights Agent, which includes as Exhibit A the form
                                                            ---------
       of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the
                 ---------                                       ---------
       Summary of Rights to Purchase Preferred Shares. The Rights Certificates will not be distributed until after the Distribution Date (as that term is defined in the Rights Agreement).